Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	WEDNESDAY, MARCH 20
2013

Performance Statistics

On-Time Experience

AA	Tue	MTD	Target
D-0	57.6	61.1	65.9
A+14	82.3	81.9	79.9

Eagle
D-0	64.0	66.0	74.0
A+14 DOT	79.6	74.6	83.4

Every Bag Counts

AA	Tue	MTD*	DOT Standard
	3.04	2.61	2.85

*	DOT claims per 1000 customers

Announcements

Tom Horton, Doug Parker Testify on Benefits of Proposed Merger

Yesterday, Tom Horton and Doug Parker testified before the Senate Judiciary Committee in a hearing on how a potential American-US Airways merger will positively affect industry competition and consumers, and why it represents a beneficial outcome for the customers, people and financial stakeholders of both airlines. The hearing, hosted by the Subcommittee on Antitrust, Competition Policy and Consumer Rights, is characteristic of the merger process for large companies, and both airlines are committed to working with the Justice Department to effectively demonstrate the competitive benefits of the proposed merger. Yesterday’s hearing represents continued progress in our path toward receiving merger approval.

•	American Selects Airbus’ Runway Overrun Prevention System for its A320 Family Fleet

American has decided to equip all of its A320 Family fleet with Airbus’ innovative Runway Overrun Prevention System (ROPS) technology. This onboard cockpit technology, which Airbus has pioneered independently over several years, increases pilots’ situational awareness during landing, reduces exposure to runway excursion risk, and if necessary, provides active protection. ROPS was first approved by the European Aviation Safety Agency (EASA) on the A380 in October 2009 and to date is currently in service or ordered on around 70 percent of the A380 fleet. ROPS is part of the A350 XWB’s basic configuration and is also being applied on the other Airbus types being produced today, starting with the A320 Family, with certification on this type expected later this year. Read more in the news release on AA.com.

•	Last Day to Submit Your Story About Inspiring Women

March is Women’s History Month, and today is the last day to submit your story about the woman you admire. Is there a woman that has been an inspiration to you? Take a minute to tell us about her and how she inspired you or changed your life. The most inspiring stories will be included in a Jetnet article to honor and celebrate women. We can’t wait to hear your story! Please include your full name when submitting a story.

AMR in the News

FromTheStreet.com

American Tightens its Grip on Latin America

Already by far the strongest airline in Latin America, American is getting stronger. Two events will help American consolidate its grip on the region. TAM, Brazil’s biggest carrier, said on March 7 that it would join the oneworld alliance, already the biggest alliance in South America. Earlier, American said it planned to merge with US Airways, strengthening its ability to feed its Latin American routes. American’s Miami hub today offers 328 daily departures, and serves 21 destinations in South America, 28 in the Caribbean, 12 in Central America and Mexico, four in Europe, two in Canada and 48 in the U.S. (some are seasonal). Systemwide during the peak summer season, including flights from DFW and other hubs, American offers 2,191 weekly flights to 82 Latin American destinations. American grew Latin American capacity by 4.5 percent in 2012, adding service including Miami to Asuncion, Manaus and Roatan, a

Honduran island. This year the carrier plans to add routes from Miami to Curitiba and Porto Alegre in Brazil. In anticipation of a U.S.-Brazil Open Skies treaty agreement that will be fully in place in 2015, each country is adding four daily flights per year until then. This year, Sao Paolo route authorities are available, and American wants Los Angeles in 2013 and Chicago in 2014.

Industry News

From the Chicago Business Journal

United’s New Premium Cabin to Include Flat-Bed Seats

United has launched its first aircraft equipped with flat-bed seats as part of a newly revamped premium cabin service. United will offer its new service on all nonstop flights between New York JFK and LAX, with 40 flights each way per week, and between JFK and San Francisco, with 46 flights each way per week. Also included in the revamped “p.s.” service are all-new interiors, personal on-demand entertainment, Wi-Fi connectivity, in-seat power and USB ports. The interior offers 28 flat-bed cabin seats, replacing the 12 angled lie-flat and 26 reclining seats in the premium cabins on the traditional p.s. fleet. The new configuration also features 48 extra-legroom Economy Plus seats and 66 seats in United Economy. United said it plans to launch more reconfigured aircraft into service in June. Until then, most flights on these routes will offer the traditional p.s. service, which United launched in 2004. United plans to reconfigure the entire p.s. fleet by the end of the year. Until the project is complete, the airline will operate these flights with a mix of aircraft.

Editor’s Note: On our Airbus A321T transcontinental aircraft, which we expect to begin taking delivery of later this year, we will offer three-class service and fully lie-flat First and Business Class seats.

From Reuters

Ryanair Lifts Boeing with $16 Billion 737 Order

Budget Irish airline Ryanair handed Boeing its largest European order ever on Tuesday, a deal for 175 jets worth $16 billion at list prices that boosts the planemaker’s fortunes and strengthens the Irish carrier’s domination of Europe’s low-cost market. The order for current-generation Boeing 737-800s will increase Ryanair’s fleet to 400 planes from 300 at present, as old planes are retired, allowing the carrier to increase passenger numbers by 25 percent over the next five years as rivals plan capacity cuts. The deal, which must be confirmed and then approved by Ryanair shareholders, is a welcome lift to the U.S. company after Indonesia’s Lion Air on Monday picked European rival Airbus in a $24 billion firm mega-order. Lion Air had been an exclusively Boeing customer for jets.

Crude Oil and Jet Fuel

Closing Fuel Prices for Tuesday, March 19

Crude oil was $92.16 a barrel, down $1.58 from the previous day. Jet fuel price was $121.70 a barrel, down $2.16.

Healthmatters Wellness Wednesday Tip

Eating out this week? Cut calories by splitting oversized portions with a friend. Choose a healthful appetizer or two side dishes when dining solo. Your meal will be better for you and just as satisfying. Changing unhealthy habits doesn’t have to be hard. Eligible American Airlines’ employees can call Healthmatters at 888-227-6598 to talk with an ActiveLifestyle Coach.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor - Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.